Exhibit (h)(3)(d)
AMENDMENT TO
TRANSFER AGENCY AGREEMENT
     AMENDMENT made as of the 16th day of January, 2007, between Hirtle Callaghan Trust (the “Trust”) and BISYS Fund Services Ohio, Inc. to that certain Transfer Agency Agreement between the Trust and BISYS dated as of January 1, 2003 (as amended and in effect on the date hereof, the “Agreement”) under which BISYS performs certain transfer agency services for the Trust. Capitalized terms not otherwise defined herein shall have the same meaning as in the Agreement.
     WHEREAS, the parties hereto wish to enter into this Amendment to set forth the terms and conditions under which BISYS will continue to perform the services enumerated in the Agreement, and to amend and supplement certain provisions of the Agreement.
     NOW THEREFORE, in consideration of the foregoing and the mutual premises and covenants herein set forth, the parties agree as follows:
     1. Amendments.
     (a) Section 1 of the Agreement shall be amended by adding the following as the second sentence of the first paragraph: “The transfer agency services set forth herein shall be provided in accordance with service standards set forth as Schedule D attached hereto.”
     (b) Schedule D attached hereto is hereby incorporated and made part of the Agreement.
     (c) Section 3 of the Agreement is hereby amended by deleting subsections (i), (iv), (v), and (vi) in their entirety.
          (d) Section 5 of the Agreement shall be amended by deleting the first paragraph in its entirety and replacing it with the following:
“This Agreement shall continue in effect until December 31, 2008 (the “Initial Term”). Thereafter, unless otherwise terminated pursuant to this Agreement, this Agreement shall be renewed automatically for successive one year periods (“Rollover Periods”). This Agreement shall be terminated only (i) by provision of a written notice of non-renewal provided at least 60 days prior to the end of the Initial Term or any Rollover Period (which notice of non-renewal will cause this Agreement to terminate as of the end of such Initial Term or such Rollover Period, as applicable), (ii) by either party upon 90 days prior written notice, provided that such notice shall not be given prior to December 31, 2007, (iii) by mutual agreement of the parties, or (iv) immediately for “cause”, as defined below, upon written notice from the terminating party.”

(e)	Section 5 of the Agreement is further amended by adding the following to the first sentence of the second paragraph:

“or (d) the sale or transfer of a controlling interest in, or the sale or transfer of all or substantially all of the assets of, the party to be terminated or its ultimate parent company (in which event, the terminating party may terminate by providing the written notice of termination described above within 60 days of receipt of notice of such sale or transfer).
     2. Representations and Warranties.
     (a) The Trust represents (i) that it has full power and authority to enter into and perform this Amendment on behalf of itself and as Trustee of the Funds (ii) that the terms of this Amendment, and all information relating thereto has been presented to and reviewed by the Board and (iii) that the Board has approved this Amendment.
     (b) BISYS represents that it has full power and authority to enter into and perform this Amendment.
     (c) Each party represents and warrants to the other that this Amendment has been duly authorized and, when executed and delivered by it, will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.
     3. Effective Date.
     The effective date of this Amendment shall be January 1, 2007.
     4. Miscellaneous.
     (a) This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreements or any provisions of the Agreements that directly cover or indirectly bear upon matters covered under this Amendment.

     (b) Each reference to the Agreement in the Agreement and in every other agreement, contract or instrument to which the parties are bound, shall hereafter be construed as a reference to the Agreements as separately amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect (including, without limitation, the term of the Agreements). No amendment or modification to this Amendment shall be valid unless made in writing and executed by each party hereto.
     (c) Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.
     (d) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.
        IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.
THE HIRTLE CALLAGHAN TRUST
By: /s/ Robert Zion
Title: Vice President and Treasurer
BISYS FUND SERVICES OHIO, INC.
By: /s/ Fred Naddaff
Title: President

SCHEDULE D
TO THE TRANSFER AGENCY AGREEMENT BETWEEN
THE HIRTLE CALLAGHAN TRUST AND
BISYS FUND SERVICES OHIO, INC.
Service Standards
          In the event that BISYS fails to perform the specified service standard listed below, the respective penalty specified below may be assessed. The service standards are subject to all terms and conditions of this Agreement, including, without limitation, Section 5. BISYS shall not be subject to the service standards set forth herein when (i) BISYS has declared a disaster and must operate pursuant to its disaster recovery and business continuity plan and/or (ii) in the event of events beyond BISYS’ reasonable control including, without limitation, force majeure events. In addition, it is understood and agreed that the service standards are dependent upon timely cooperation and timely authorization of filings by the Trust and its investment advisor. BISYS shall have no liability for any failure to meet service standards that, directly or indirectly, arises from actions, delays, or failure of the Trust or its other service providers.
          The required performance standard associated with a function will be measured by dividing the total number of times that function was correctly performed during the month by the total number of times that function occurred during the applicable period. The calculations specified below are based on BISYS’ service team level’s performance where measurements are based on overall performance of the team servicing multiple clients, including the Trust.

Measurement Criteria	Service-Level Accuracy & Penalty
Transfer Agency Processing Financial Transaction Quality – As Measured at a Service Team Level	98.0% ($1,000 if missed for any two months in a fiscal quarter)

Transfer Agency Call Center Incoming Calls	85.0% answered within 20 seconds ($500 if missed for any two months in a fiscal quarter)

Abandon Rate	<2.5% ($500 if missed for any two months in a fiscal quarter)

Transfer Agency Media Output
Confirmations	100% within three business days of Trade Date ($1,000) if missed for any two months in a fiscal quarter)

Statements	100% within five business days of Trade Date ($1,000 if missed for any two months in a fiscal quarter)

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